Exhibit (a)(1)(E)

Form of Reminder Email to Eligible Employees

To: All Eligible Option Holders

Subject: ServiceSource Offer to Exchange Expires Soon

An email was sent to you on December 21, 2012 from Khue Nguyen that provided you with instructions about how to participate in the ServiceSource International, Inc. offer to exchange certain eligible options for new options (referred to as the "Offer"). If you would like to take advantage of this opportunity, you must deliver a completed election via the Stock & Option Solutions, Inc. ("SOS") website, email or by facsimile before the expiration of the Offer (the "Expiration Date"), which is 9:00 p.m., Pacific Time, on January 22, 2013 (unless the Offer is extended), to:

SOS website: Email: Fax:	https://servicesource.equitybenefits.com knguyen@servicesource.com (415) 962-3246

If you have already made your election and wish to make any changes, you must do so before the Expiration Date.

Only responses that are complete, signed, and actually received via the SOS website, email, or facsimile by the Expiration Date will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions, please direct them to Khue Nguyen at knguyen@servicesource.com or (415) 901-7709.

The Offer expires at 9:00 p.m., Pacific Time, January 22, 2013, unless the Offer is extended. Please note that all times described for the Offer are Pacific Time, regardless of your location.

Please do not reply to this message.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the email from Michael Smerklo, our Chairman and Chief Executive Officer, and the email from Khue Nguyen, both dated December 21, 2012; (3) the Election Form, together with its associated instructions; and (4) the Withdrawal Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission's website at www.sec.gov, on the SOS website at https://servicesource.equitybenefits.com or by contacting Khue Nguyen by email at knguyen@servicesource.com or at (415) 901-7709.